Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE INC. ADVANCES IN THE CISCO DEVELOPER NETWORK AS A SOLUTION DEVELOPER AND COMPLETES CISCO INTEROPERABILITY VERIFICATION TESTING

Ottawa, Canada,  August 17, 2011  — DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) announced that it has advanced in the Cisco Developer Network as a Solution Developer within the Active Network Abstraction platform, Network and Services Management technology category. In addition, DragonWave’s Horizon Compact and Quantum have successfully completed interoperability testing with Cisco’s MWR 2941 Mobile Wireless Router solution.

The Cisco Developer Network unites Cisco with third-party developers of hardware and software to deliver tested interoperable solutions to joint customers. As a Solution Developer, who shares Cisco’s strong commitment to customer service and satisfaction, DragonWave has completed interoperability verification testing based on  criteria set forth by Cisco, and can provide its customers 24-hour, 7-days-a-week customer support. With offerings such as Horizon Compact and Quantum, customers can more quickly deploy a broad range of Cisco-compatible business applications, devices, or services that enhance the capabilities, performance, and management of their Cisco network.  For more information on DragonWave’s Horizon Compact and Quantum interoperability with Cisco’s MWR 2941 and Active Network Abstraction platforms go to DragonWave’s Cisco Developer web page.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

* Interoperability testing is designed to simulate typical customer configurations, and does not replace the need for on-site testing in conjunction with actual implementation.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	John Lawlor VP Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-895-7000	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024